SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	August	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release: Crystallex Reports Second Quarter 2007 Results

DOCUMENT 1

For Immediate Release	August 10, 2007
RM: 14 – 07

Crystallex Reports Second Quarter 2007 Results

TORONTO, ONTARIO, August 10, 2007 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) today reported unaudited financial results for the quarter ending June 30, 2007. All dollar figures are in US Dollars unless otherwise indicated.

Gordon Thompson, Crystallex President and CEO highlighted that, “At the end of the second quarter the Company received news that the Ministry of the Environment and Natural Resources of Venezuela (“MinAmb”) had approved the Las Cristinas gold project Environmental Impact Study (“EIS”). We are now awaiting the MinAmb to issue the Environmental Permit.”

Mr. Thompson also reported that, “The Company improved its working capital with a Cdn$ 61.1 million equity financing completed in April and for the quarter Crystallex recorded a net loss of $11.7 million ($0.05) per share compared to $8.3 million ($0.04) per share for the comparable period in 2006.”

Key Statistics

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Operating Statistics
Gold Production (ounces)	7,814	12,793	18,055	24,560
Gold Sold (ounces)	7,416	8,723	17,182	21,497
Per Ounce Data:
Total Cost[1]	$820	$563	$779	$555
Total Cash Cost [2]	$813	$485	$727	$491
Average Realized Gold Price	$663	$633	$656	$586
Average Spot Gold Price	$668	$628	$659	$591

Financial Results ($ thousands except per share)
Revenues	$4,921	$5,520	$11,279	$12,599
Net Loss	($11,694)	($8,296)	($19,871)	($15,252)
Basic and Diluted Net Loss per Share	($0.05)	($0.04)	($0.08)	($0.07)
Cash Flow from Operating Activities	($8,166)	($8,473)	($19,378)	($19,837)

Financial Position ($ thousands)	At June 30, 2007	At Dec. 31, 2006
Cash	$39,229	$28,573
Outstanding Debt	$84,874	$87,697
Shareholders’ Equity	$232,818	$196,043

1 Total Cost represents the total cost of gold production, including amortization, accretion and depletion.

2 For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold. Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.

Financial Results Overview

The Company recorded a net loss for the first half and second quarter of 2007 of $19.9 million, (($0.08) per share) and $11.7 million, (($0.05) per share) respectively, as compared with net losses of $15.3 million, (($0.07) per share) and $8.3 million (($0.04) per share) for the comparable periods in 2006. The losses in the first six months and second quarter of 2007 are principally attributable to the aggregate of corporate general and administrative costs, interest expense and losses at the EL Callao mining operations. The increase in the first half loss from $15.3 million in 2006 to $19.9 million in 2007 is due primarily to recording an operating loss of $2.1 million at the El Callao operations for six months of 2007 as compared an operating profit of $0.7 million in the first six months of 2006, coupled with higher general and administrative expenses.

Revenue from gold sales declined to $4.9 million in the second quarter of 2007 from $5.5 million in the year earlier period as fewer ounces of gold sold offset higher realized gold prices. Similarly, revenue for the first six months decreased from $12.6 million in 2006 to $11.3 million in 2007. The reduction in gold ounces sold reflects lower gold production, which was attributable to mining and processing less ore, combined with lower ore grades and lower recovery of gold.

Cash flow used in operating activities was a deficit of $19.4 million for the first six months of 2007 as compared with a deficit of $19.8 million for the comparable period in 2006. The cash flow deficit incurred in the first half of 2007 was largely attributable to $10.7 million of corporate general and administrative expenses, cash interest payments of approximately $4.8 million, a $3.5 million net utilization of working capital and cash used to fund operating losses at the El Callao operations. Cash flow from operations for the second quarter of 2007 was a deficit of $8.2 million and similarly, principally reflects cash payments for general and administrative expenses, interest expense and funding mining operating losses.

The Company’s cash position at June 30, 2007 was $39.2 million. Capital expenditures for Las Cristinas were $18.9 million and $10.5 million in the first half and second quarter of 2007 respectively.

Project Development

Las Cristinas

On June 14, 2007 the Company announced that it received written notice from the Corporacio?n Venezolana de Guayana (the “CVG”) that all the requirements for the issuance of the Las Cristinas environmental permit (the “Permit”) from MinAmb had been fulfilled. The CVG confirmed that MinAmb’s approval of the Las Cristinas Environmental Impact Study, together with Crystallex’s payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represent the final steps in the process for the issue of the Permit.

CVG’s notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit will be issued following the payment of the taxes and the posting of the bond. Management of the Company is maintaining regular contact with senior government officials and believes that the permitting procedures are complete and no new issues or requests for further studies have arisen.

As previously disclosed, the Company is updating the gold resources and reserves at Las Cristinas to include results from the 13,500m drill program completed in February 2007. The revised reserve calculation will be based on an updated estimate of operating costs, which the Company and SNC Lavalin are currently preparing. The new resource and reserve estimates, as well as updated operating costs will be included in a Technical Report which is being prepared by Mine Development Associates. The Company had forecast the resource and reserve estimates would be available by the end of June, 2007; however, the estimates have been significantly delayed for two principal reasons. Firstly, work at SGS Lakefield’s core sample preparation facility in El Dorado, Bolivar State, Venezuela, was considerably slower than anticipated due to the large volume of samples being delivered from various third party exploration projects in addition to those from Las Cristinas.  None of the alternative sample preparation laboratories in Bolivar State meet the stringent quality assurance and quality control requirements of the Las Cristinas project.  Secondly, the incorporation of results from the Morrocoy area, which lies at the junction of the three areas of Las Cristinas for which resources have previously been estimated, in the global resource model for Las Cristinas proved to be more complex than anticipated and took longer than planned.  It is currently expected that the resource and reserve estimate will be available by the end of the third quarter 2007.

Expenditures at Las Cristinas totalled $10.5 million during the second quarter of 2007 and $18.9 million for the first six months of the year. Expenditures were principally for site security, EPCM related costs,(including camp catering, equipment storage and engineering services), exploration drilling and general and administrative costs for running the Las Cristinas camp.

Since the inception of the EPCM contract in April 2004, expenditures on Las Cristinas total approximately $200 million. Of this, $119 million is related to items included in the 2005 capital estimate as governed by the EPCM contract, including, engineering services, equipment purchases, camp catering and freight and storage. The balance of the Las Cristinas expenditures were for programs not included in the EPCM capital budget, including site security, general site administration, environmental, exploration drilling and social and community development programs. Equipment which cost approximately $62 million is in storage, principally in Houston, Texas and will be shipped to Venezuela after the commencement of construction at Las Cristinas.

Operations Review

Production Summary

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Gold Production (ounces)
Tomi Open Pits	1,366	4,978	4,710	10,183
Tomi Underground	3,375	5,108	7,634	11,010
La Victoria	1,812	1,469	3,955	2,100
Purchased Material	1,261	1,238	1,756	1,267
Total Gold Production (ounces)	7,814	12,793	18,055	24,560
Total Ore Processed[1] (tonnes)	72,808	92,932	159,489	192,813
Head Grade of Ore Processed (g/t)	3.88	4.67	4.07	4.31

Total Recovery Rate (%)	86%	92%	86%	92%
Total Gold Recovered (ounces)	7,814	12,793	18,055	24,560
Total Cash Cost Per Ounce Sold[2]	$813	$485	$727	$491
Mine Operating Cash Flow[3] ($,000)	($1,110)	$1,290	($1,216)	$2,044

1 Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

2 Since the second quarter 2005, all costs at the El Callao operations are expensed due to the short life of the mines.

3 Mining Revenue less Operating Expenses (excludes exploration costs of $461,007 and $786,578 in the second quarter and first half of 2007 respectively). This is a non-GAAP item.

Tomi

	Three months ended June 30,		Six months ended June 30,
100% Basis	2007	2006	2007	2006
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	15,746	67,887	52,030	112,935
Tonnes Waste Mined	326,185	690,939	737,728	1,184,584
Tonnes Ore Processed	18,144	46,581	51,596	114,452
Average Grade of Ore Processed (g/t)	2.60	3.64	3.18	3.03
Recovery Rate (%)	90%	91%	89%	91%
Production (ounces)	1,366	4,978	4,710	10,183
Tomi Underground (100% Crystallex)
Tonnes Ore Mined	15,807	18,939	33,729	40,664
Tonnes Ore Processed	17,122	21,322	35,469	42,462
Average Grade of Ore Processed (g/t)	6.67	8.05	7.28	8.67
Recovery Rate (%)	92%	93%	92%	93%
Production (ounces)	3,375	5,108	7,634	11,010

La Victoria

	Three months ended June 30,		Six months ended June 30,
100% Basis	2007	2006	2007	2006
La Victoria (100% Crystallex)
Tonnes Ore Mined	33,926	23,264	73,213	35,236
Tonnes Waste Mined	107,742	110,098	267,887	226,903
Tonnes Ore Processed	29,701	21,528	58,568	32,238
Average Grade of Ore Processed (g/t)	2.62	2.44	2.81	2.35
Recovery Rate (%)	72%	87%	75%	86%
Production (ounces)	1,812	1,469	3,955	2,100

At the Company’s operations near El Callao in Venezuela, gold production was 7,814 ounces in the second quarter of 2007 as compared with 12,793 ounces for the same period in 2006. For the first six months of 2007, production was 18,055 ounces, down from 24,560 ounces in the first quarter of 2006. The significant decrease in production for the first half of 2007 was attributable, in part, to delaying the expansion of the Forforito pit as a result of the time required to obtain the appropriate environmental permission to relocate a lagoon (permission was granted in April 2007) and delays in receiving the explosives permit for blasting in the La Victoria pit (permission was granted in May 2007). Production was also impacted by mining a considerably higher proportion of waste material than ore. At the two open pit mines on the Tomi concession, the strip ratio (the ratio of waste mined to ore mined) for the first half of 2007 was 14.2:1 as compared with 10.5:1 for the comparable period in 2006. As a consequence of the foregoing, gold production from the Tomi concession decreased 42% in the first half of 2007 as compared to the year earlier period. This was partially offset by higher production from the La Victoria open pit mine and gold produced from purchased material. Production in the second quarter of 2007 was also impacted by processing lower grade ore. The Tomi open pit grade declined almost 30%, from 3.64 g/t in the second quarter of 2006 to 2.6 g/t in the second quarter of 2007, while the underground grade of ore processed was 17% lower, declining from a average of 8.05 g/t in the second quarter of 2006 to 6.67 g/t in the second quarter of 2007.

Cash flow from mining operations, a non-GAAP measure, (calculated as Revenue less Operating Expenses, excluding exploration expenses) was a deficit of $1.2 million and $1.1 million for the first six months and second quarter of 2007 respectively as compared with cash flow of $2.0 million and $1.3 million for the comparable periods in 2006. The decrease in cash flow in the first half of 2007 was attributable to lower gold production and higher operating costs, which more than offset higher realized gold prices, (see Revenue and Operating Expenses below).

Total cash costs (refer to Non-GAAP Measures – Total Cash Costs) were $813 per ounce in the second quarter of 2007 and $727 per ounce in the first six months of 2007, up significantly from $485 per ounce and $491 per ounce for the same periods in 2006. Higher unit costs for the first half of 2007 reflect a 26% decrease in gold production and an 18% increase in operating costs used in the total cash cost calculation. The Company has initiated a strategic review of the El Callao assets aimed at determining the economic and technical feasibility of various operating and exploration alternatives.

Income Statement

Revenue

As a result of lower gold sales, revenue decreased in both the second quarter and first half of 2007 as compared with the comparable periods in 2006. The decrease in ounces sold, which is directly attributable to lower gold production, more than offset higher realized gold prices. Revenue was $11.3 million and $4.9 million for the first six months and second quarter of 2007 respectively, compared with $12.6 million and $5.5 million for the corresponding periods in 2006. The Company sold 7,416 ounces of gold during the second quarter of 2007 and 17,182 ounces in the first half, as compared with sales of 8,723 ounces and 21,497 ounces for the comparable periods in 2006.

The Company does not have any gold hedges, so the price realized on gold sales reflects the spot gold price. Currently, the Company sells all gold production to the Venezuelan Central Bank and receives the U.S. dollar spot gold price, paid in Bolivars. The average spot price of gold for the first six months of 2007 was $659 per ounce, while the Company realized an average price of $656 per ounce. This compares favourably with an average spot price of $591 per ounce and an average realized price of $586 per ounce for the first half of 2006.

Operating Expenses

Mine operating expenses increased from $4.2 million in the second quarter of 2006 to $6.5 million in the second quarter of 2007. For the first six months of 2007, operating expenses were $13.3 million, up from $10.6 million for comparable period in 2006. The increase in operating expenses during the first half of 2007 is largely attributable to higher labour costs, increased use and higher costs of explosives and increased spending at the Revemin plant for maintenance and parts, (as noted, all costs at the Company’s El Callao operations are expensed).

On a unit cost basis, the total cash cost per ounce sold increased to $727 per ounce in the first half of 2007 from $491 per ounce for the same period in 2006. As detailed above in the Operations Review section, the increase in unit operating costs for the first half of 2007 is attributable to higher costs and lower gold production.

Amortization and Depletion

Amortization expense, related to the Company’s El Callao operations, for the second quarter and first six months of 2007 was $50,729 and $101,458 respectively, as compared with $387,540 and $814,575 for the comparable periods in 2006. The reduction in amortization expense reflects the full amortization of the carrying value of the Revemin mill by the end of the third quarter of 2006. The current year expense reflects the accretion of the Company’s asset retirement obligations. There are no asset retirement obligations related to Las Cristinas at present.

Depletion expense, also related to the Company’s El Callao operations, is nil for the three and six month periods ended June 30, 2007 compared to $292,302 and $561,161 for the comparative 2006 periods, respectively as the mining operations were fully written down at the end of 2006.

Corporate General and Administrative Expenses

General and administrative expenses were $6.1 million in the second quarter of 2007, an increase from $4.4 million in the second quarter of 2006. The increase is due primarily to higher legal and professional fees due to increased activities related to the permitting process. For the first half of 2007, general and administrative expenses were $10.7 million, as compared with $7.9 million for the comparable period in 2006. The increase in the first half is attributable to higher legal and professional fees and expenses related to changes to the Company’s senior management team.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

After receipt of the Las Cristinas Permit, the Company will determine its overall funding requirements to cover the period through commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives including public market debt, limited recourse project debt and equity.

Cash and Cash Equivalents

On June 30, 2007, the Company had cash and cash equivalents of $39.2 million, as compared with $28.6 million at December 31, 2006. The change in the balance during the first half of 2007 is reconciled as follows ($ millions):

Cash and Cash Equivalents on December 31, 2006		$28.6

Issuance of Common Shares	$52.5
Total Sources of Cash and Cash Equivalents		$52.5

Operating Cash Flow Deficit	($19.4)
Capital Expenditures – Las Cristinas	($18.9)
Debt Service	($3.6)
Total Uses of Cash and Cash Equivalents	($41.9)	($41.9)

Net Addition to Cash and Cash Equivalents		$10.6

Cash and Cash Equivalents on June 30, 2007		$39.2

Cash Flow used in Operations

Cash flow used in operating activities was a deficit of $8.2 million in the second quarter of 2007, as compared with a deficit of $8.5 million in the second quarter of 2006. The second quarter 2007 cash flow deficit reflects general and administrative expenses of $6.1 million and funding to cover the operating deficit at the El Callao mining operations.

For the first six months of 2007, the Company recorded an operating cash flow deficit of $19.4 million, as compared to $19.8 million for the first half of 2006. Cash expenditures of $4.8 million for interest payments, $10.7 million of general and administrative expenses and a $3.5 million net working capital utilization contributed to the deficit in the first six months of 2007.

Investing Activities

Capital expenditures for the Las Cristinas project were $10.5 million in the second quarter of 2007 and $18.9 million for the first six months of 2007, compared with $6.8 million and $27.8 million for the comparable periods in 2006. With the exception of exploration drilling costs, the majority of the expenditures in the first half of 2007 were for operating and maintaining the Las Cristinas camp and for equipment storage.

Financing Activities

On April 24, 2007, the Company closed a public offering of 14,375,000 common shares (including 1,875,000 common shares issuable upon the exercise of an over-allotment option by the underwriters) at C$4.25 per share. Net proceeds to the Company were $50.7 million.

During the second quarter, the Company fully repaid the $3 million outstanding balance of the Standard Bank loan.

In January 2007, the Company issued 245,710 common shares to settle $0.9 million of the outstanding $1.8 million of exchangeable promissory notes due to Corporacion Vengroup, S.A., (“Vengroup”). Subsequent to the end of the second quarter, the Company issued 215,190 common shares to Vengroup to settle the remaining $0.9 million balance of the exchangeable promissory notes.

Outstanding Share Data

Common Shares Issued	261,635,284
Common Share Options	11,951,589
Warrants	18,186,000
Fully Diluted Common Shares	291,772,873

Quarterly Data

$ thousands except per share	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$4,921	$6,358	$5,720	$9,769	$5,520	$7,079	$6,623	$7,020
Net Loss	($11,694)	($8,177)	($11,617)	($8,815)	($8,296)	($6,956)	($18,585)	($10,338)
Per Share	($0.05)	($0.03)	($0.04)	($0.04)	($0.04)	($0.03)	($0.10)	($0.05)

The quarterly trends are consistent with the explanations of the annual trends set out in the Company’s 2006 40-F/Annual Information Form.

Related Party Transaction

As part of the bought deal financing transaction of April 24, 2007, the Company paid underwriting fees and expenses of $3,371,257 (June 30, 2006 – nil) to Orion Securities Inc., a company which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs, and stock based compensation variables.

Adoption of New Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants, (“CICA”): (i) Handbook Section 1530 Comprehensive Income, (ii) Section 3855, Financial Instruments – Recognition and Measurement, (iii) Section 3865, Hedges. These standards were adopted prospectively, and accordingly, the comparative amounts for the prior periods have not been restated. There is no material impact to the Company’s financial statements on adoption of these new standards except for the reclassification of deferred financing fees as an offset to long-term debt.

Report on Disclosure Controls and Procedures

Internal Control over Financial Reporting

Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at quarter end June, 2007 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, with the exception of those weaknesses identified in the December 31, 2006 MD&A, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Disclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities.

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” in the Company’s 2005 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2006 40-F/Annual Information Form, which is available on SEDAR at

www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Corporation’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political Environment and Economic Instability

The Corporation’s principal mineral properties are located in Venezuela and as such the Corporation may be affected by the political environment or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled. The CVG confirmed that MinAmb’s approval of the Las Cristinas Environmental Impact Study, together with Crystallex’s payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represent the final steps in the process for the issue of the Permit. CVG’s notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit will be issued following the payment of the taxes and the posting of the bond. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation’s primary project, the continued delay in receipt of the Permit could have a material adverse affect on the future of the Corporation’s business, and may result in the need for additional financing. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at

2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See “Las Cristinas Project – Mine Operation Agreement” in the AIF. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

(b)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Corporation’s business will be affected by amendments or changes to mining laws, regulations and requirements in Venezuela. A draft proposal to amend the Venezuelan mining laws (the “Draft Mining Bill”)

was submitted to the Venezuelan National Assembly in May 2006 and is being reviewed by a sub-commission of the Permanent Commission of Energy and Mines. In connection with the proposed new mining laws, the Government of Venezuela has indicated that it would review all existing mining companies in a single comprehensive exercise to identify whether companies are in compliance with their existing mineral title terms and conditions. There is no assurance when or if the Draft Mining Bill will be enacted into law or what the final provisions of such law will be, if enacted. Additionally, from time to time, other draft mining laws may be proposed. Any changes to current Venezuelan mining law may adversely affect the Corporation’s ability to develop and operate the Corporation’s Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the “Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated” (the “Decree Law”), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Corporation, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years, the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation’s export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Corporation’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability (see “Risk Factors – General Risk Factors – Environmental Regulation and Liability”), the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan

Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under “Risks Specific to Operations in Venezuela – Mine Operation Agreement – Lack of Ownership Rights.” the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. We need to confirm if this is still the case. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM completed its approval process for the Las Cristinas project at the end of March 2006. However, there is no assurance that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

Despite the financings that have been completed by the Corporation, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Corporation’s reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Corporation are affected by many factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the common shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Corporation’s Tomi and La Victoria operations and Revemin mill currently account for substantially all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation’s financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation’s future performance.

Production Risks

The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements, which is consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall region in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2006, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$725.75 per ounce. On August 2, 2007, the p.m. fixing price of gold sold in the London Bullion Market was U.S.$666.25 per ounce.

The Corporation’s revenues, cash flow, profitability and the market price of the common shares of the Corporation are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Credit and Market Risks

The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Corporation also has concentrations of credit risk with respect to accounts receivable as most of the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Recent Losses and Write-downs

The Corporation incurred net losses in each of 2006, 2005, and 2004. The Corporation’s deficit at December 31, 2006 was U.S.$287.2 million. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses. There can be no assurance that the Corporation will become profitable in the near future.

As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in combined asset write-downs of U.S.$49.5 million in the 2003 and 2004 financial statements.

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on such company’s internal controls with respect to financial reporting. During the preparation of the Corporation’s financial statements for the year ended December 31, 2006, the Corporation identified certain material weaknesses in its internal control over financial reporting. Because of the identification of such material weaknesses, management of the Corporation believes that, as of December 31, 2006, the Corporation’s internal control over financial reporting was not effective. Management’s evaluation of, and report on, the Corporation’s internal controls over financial reporting is set out in the Corporation’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006 under the heading “Management’s Annual Report on Internal Control Over Financial Reporting”.

There can be no assurance that the Corporation will be able to adequately remediate its currently known weaknesses or that the Corporation’s internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Corporation’s common shares to decline and could lead to shareholder litigation. In addition, the discovery of additional material weaknesses will likely result in the Corporation having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management estimates that remediation of the material weaknesses discovered in fiscal 2006 will cost approximately C$200,000 to C$300,000. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Corporation could fluctuate significantly based on a number of factors including:

•	the Corporation’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the common shares to be publicly traded after this offering;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and
•	gold price volatility.

In addition, the market price of the common shares of the Corporation are affected by many variables not directly related to the Corporation’s success and are, therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Corporation trades has historically made the

Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Potential Dilution

As at June 30, 2007, the Corporation has outstanding options to purchase 12,033,489 common shares of the Corporation and warrants to purchase approximately 18,186,000 common shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. The Corporation may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

The Corporation has experienced losses from operation for each of the last three years. The Corporation expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operational. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Corporation is currently in the development stage for its principal property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation’s shares and the underlying commodities markets.

Non GAAP Measures – Total Cash Cost

Total cash costs per ounce are calculated in accordance with The Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total costs and total cash costs per ounce may be reconciled to our Statement of Operations as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Operating Costs per Financial Statements	$6,542,429	$4,910,330	$13,383,134	$11,930,231
Adjust for Exploration Expenditures	$461,007	---	$786,578	---
Total Operating Costs	$6,081,422	$4,910,330	12,596,556	$11,930,231

Amortization, Accretion and Depletion	50,729	679,842	101,458	1,375,736
Total Cash Operating Costs	$6,030,693	$4,230,488	$12,495,098	$10,554,495
Gold Ounces Sold	7,416	8,723	17,182	21,497
Total Cash Cost Per Ounce US$	$813	$485	$727	$491
Total Cost Per Ounce (US$)	$820	$563	$779	$555

Additional information relating to Crystallex, including the 2006 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2009 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including: statements relating to the estimated reserves and resources at Las Cristinas; anticipated results of drilling programs, feasibility studies or other analyses; the potential to increase reserves and expand production at Las Cristinas; Crystallex's projected construction and production schedule, and cost and production estimates for Las Cristinas; and management's statements regarding its expectations regarding mining in Venezuela. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances. Many factors could cause Crystallex's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC")) and elsewhere in documents filed from time to time with Canadian provincial securities regulators, the SEC and other regulatory authorities. These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements. Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

NOTE TO U.S. SHAREHOLDERS: The terms "proven mineral reserve" and "probable mineral reserve" used in this press release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this press release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. For a detailed discussion of mineral resource and mineral reserve estimates and related matters see the Company's technical reports, the Annual

Information Form and other reports filed by the Crystallex on www.sedar.com and www.sec.gov. A qualified person has verified the data contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 13, 2007	By:	/S/ ROBERT CROMBIE
			Name:	Robert Crombie
			Title:	Senior Vice President, Corporate Development